

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2013

Via E-mail
Dale E. Williams
Executive Vice President and Chief Financial Officer
Tempur Sealy International, Inc.
1000 Tempur Way
Lexington, Kentucky 40511

> **Re: Tempur Sealy International, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 4, 2013**
> **File No. 333-189063**

Dear Mr. Williams:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. It appears that you are registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note your statements on page ii that you "make no representation or warranty, express or implied, as to the accuracy or completeness of any of the information set forth

in this prospectus, and you should not rely on anything contained in this prospectus as a promise or representation . . . ." Please note that you are responsible for the entire content of the registration statement. Since you may not directly or indirectly disclaim responsibility for information that you have chosen to include in the registration statement, please revise your disclosure as appropriate.

Cover page

3. Please add disclosure reflecting that the notes are fully and unconditionally guaranteed, jointly and severally, by certain of your subsidiaries, subject to customary release provisions.

Where You Can Find More Information, page iii

4. Please specifically incorporate by reference any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness. For additional guidance, please see our Compliance and Disclosure Interpretations – Securities Act Forms (Question 123.05) available on our website.

Summary of the Terms of the Exchange Offer, page 2

5. Please confirm supplementally that the offer will be open at least through midnight on the twentieth business day following commencement of the offering. In this regard, we note your disclosure that the exchange offer expires at 5:00 pm on the expiration date. See Rule 14e-1(a) under the Securities Exchange Act of 1934. Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 of Regulation C.

Certain Material United Stated Federal Income Tax Considerations, page 93

6. Please remove the word "Certain" from this subheading and throughout the registration statement, as applicable, as you must describe the material U.S. federal income tax consequences.

Item 22. Undertakings

7. Please provide the undertakings required by Item 512(a)(5)(ii) and (a)(6) of Regulation S-K.

Signatures

8. Please indicate who signed the registration statement in the capacity of principal financial officer and principal accounting officer or controller for Tempur-Pedic Manufacturing, Inc. and Tempur-Pedic America, LLC.

Opinions of Counsel

9. Ensure that counsel in each case makes responsive changes and addresses areas of common application even in cases where the comment is addressed to an opinion rendered by one of the other counsel. This will minimize the likelihood that we will need to repeat similar comments. Also, please provide precisely marked opinions that show in each case any additions or deletions, as such marking will expedite our review.

10. Please note that, even in the opinions of local counsel, counsel must not suggest that its opinion is only or solely for the company or its board of directors, as such limitation on reliance is not acceptable. Please obtain revised opinions 5.3 through 5.9 to remove this limitation. Note that we will not object to the limitation that the opinion may only be used in connection with the registration statement, but counsel may not limit who is entitled to rely on the opinion.

Exhibit 5.1

11. Please have counsel either remove the exclusions set forth in subsections (i) – (iii) in the first paragraph on page 2 beginning with "[u]pon the basis of the foregoing. . ." or have counsel explain to us why each of these exclusions is necessary and appropriate in light of the applicable requirements for legal opinions.

12. Counsel may not assume the matters contained in subsection (iv) in the second paragraph on page 2 beginning with, "[i]n connection with the opinions expressed above, we have assumed that . . . ." Either provide counsel's basis for assuming such readily ascertainable matters or delete the references.

13. In the third paragraph on page 2 beginning with "[w]e have also assumed that . . .," please explain or revise your reference to "any applicable law." In addition, counsel may not assume non-violations of "any provisions of any instrument or agreement . . . or any restriction imposed by any court or governmental body . . . ." Please explain counsel's basis for assuming such readily ascertainable matters or delete the references.

Exhibit 5.9

14. Please provide counsel's basis for its assumption in subsection C-4 on page 3 or delete this reference.

15. Counsel may not assume the matters contained in subsection C-6 on page 4. Either provide counsel's basis for assuming such readily ascertainable matters or delete the reference.

Exhibit 25.1

16. Please note that you must include as an exhibit a fully executed Form T-1 prior to effectiveness of your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3765, if you have any questions regarding our comments.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Bhaskar Rao, Chief Accounting Officer
Christina Melendi, Bingham McCutchen LLP